SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 2)
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

THE DWYER GROUP, INC.

(NAME OF THE ISSUER)

THE DWYER GROUP, INC.
TDG HOLDING COMPANY
TDG MERGER CO.
2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.
RIVERSIDE CAPITAL ASSOCIATES 2000, LLC
DINA DWYER-OWENS
THERESA DWYER
DARREN DWYER
ROBERT TUNMIRE
THOMAS J. BUCKLEY
DEBORAH WRIGHT-HOOD
MICHAEL BIDWELL
DONALD J. DWYER, JR.
DAVID BETHEA
MICHAEL HAWKINS
JAMES JOHNSTON, JR.
DWYER INVESTMENTS, LTD.

(NAMES OF PERSONS FILING STATEMENT)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(TITLE OF CLASS OF SECURITIES)

267455 10 3

(CUSIP NUMBER OF CLASS OF SECURITIES)

(NAMES, ADDRESSES, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT):

DINA DWYER-OWENS PRESIDENT AND CEO THE DWYER GROUP, INC. 1010 NORTH UNIVERSITY PARKS DRIVE WACO, TEXAS 76707 (254) 745-2400	THOMAS J. BUCKLEY CHIEF FINANCIAL OFFICER THE DWYER GROUP, INC. 1010 NORTH UNIVERSITY PARKS DRIVE WACO, TEXAS 76707 (254) 745-2400

WITH COPIES TO:

DAVID MCCARTHY PAUL A. RAHE SCHIFF HARDIN & WAITE 6600 SEARS TOWER CHICAGO, ILLINOIS 60606 (312) 258-5500	SEAN M. MCAVOY JONES DAY 2882 SAND HILL ROAD, SUITE 240 MENLO PARK, CALIFORNIA 94025 (650) 739-3939	MICHAEL H. NEWMAN TELISA WEBB SCHELIN GARDERE WYNNE SEWELL LLP 1601 ELM STREET, SUITE 3000 DALLAS, TEXAS 75201 (214) 999-3000

This statement is filed in connection with (check the appropriate box):

a. ☒The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation* $48,868,615.50	Amount of filing fee $3,953.47

*Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $48,868,615.50 (calculated on the basis of (1) 6,546,574 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $6.75, plus (2) the product of (A) 1,176,170 shares of common stock which are subject to options or warrants to purchase shares with an exercise price of less than $6.75 per share and (B) the difference between $6.75 per share and the exercise price of such options or warrants).

☒Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,953.47

Form or Registration No.: Schedule 14A

Filing Party: The Dwyer Group, Inc.

Date Filed: June 13, 2003

INTRODUCTION

     This Amendment No. 2 (the “Schedule 13E-3”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on June 13, 2003, is being filed with the Securities and Exchange Commission by The Dwyer Group, Inc., a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction (“Dwyer”); TDG Holding Company, a Delaware corporation; TDG Merger Co., a Delaware corporation and a wholly owned subsidiary of TDG Holding Company; 2000 Riverside Capital Appreciation Fund, L.P., an affiliate of TDG Holding Company and TDG Merger Co. (“RCAF 2000”); Riverside Capital Associates 2000, LLC, an affiliate of TDG Holding Company and TDG Merger Co. (“Riverside”); Dina Dwyer-Owens (President, CEO and Director of Dwyer); Theresa Dwyer (Chairperson of the Board of Directors and Director of Dwyer); Darren Dwyer; Robert Tunmire (Executive Vice President and Director of Dwyer); Thomas J. Buckley (Vice President, Treasurer and Chief Financial Officer of Dwyer); Deborah Wright-Hood (Vice President of Administration, Secretary and Assistant Treasurer of Dwyer); Michael Bidwell (Chief Operating Officer of Dwyer); Donald J. Dwyer, Jr. (Director of International Operations and Director of Dwyer); David Bethea (President, Rainbow); Michael Hawkins (Vice President, Franchise Sales); James Johnston, Jr. (Vice President, General Counsel); and Dwyer Investments, Ltd. (a limited partnership controlled by members of the Dwyer family) (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of May 11, 2003, by and among Dwyer, TDG Holding Company and TDG Merger Co. (the “Agreement”). Pursuant to the Agreement, TDG Merger Co. will merge with and into Dwyer (the “Merger”) with Dwyer as the surviving corporation. Immediately prior to the Merger, the Rollover Stockholders will, pursuant to the terms of a contribution agreement, contribute a portion of their common stock, $0.10 par value per share of Dwyer (the “Common Stock”), and/or cash to TDG Holding Company in exchange for shares of TDG Holding Company. The “Rollover Stockholders” are Dina Dwyer-Owens, Theresa Dwyer, Darren Dwyer, Robert Tunmire, Thomas J. Buckley, Deborah Wright-Hood, Michael Bidwell, Donald J. Dwyer, Jr., David Bethea, Michael Hawkins, James Johnston, Jr. and Dwyer Investments, Ltd.

     If the Merger is completed, each outstanding share of Common Stock, except for shares of Common Stock beneficially owned by the Rollover Stockholders and TDG Holding Company and shares to which the holders perfect their appraisal rights under Delaware law, will be converted into the right to receive $6.75 in cash, without interest (the “Merger Consideration”), and each holder of a stock option or a warrant granted by Dwyer to purchase shares of Common Stock will receive in cash, without interest, for each share of Common Stock subject to such option or warrant, the excess, if any, of the Merger Consideration over the exercise price per share of such option or warrant. As a result of the Merger, Dwyer will become a wholly owned subsidiary of TDG Holding Company.

     Concurrently with the filing of this Statement, Dwyer is filing an amended Preliminary Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. Dwyer’s proxy statement with respect to such solicitation is referred to herein as the “Proxy Statement.” The Proxy Statement is Exhibit (a) hereto, and a copy of the Agreement is attached thereto as Exhibit A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

     In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from Dwyer’s periodic filings with the SEC. None of TDG

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Holding Company, TDG Merger Co., RCAF 2000 or Riverside can provide assurance as to the accuracy or completeness of the information regarding Dwyer incorporated by reference into this Statement.

     The filing of this Schedule 13E-3 shall not be construed as an admission by TDG Holding Company, TDG Merger Co., RCAF 2000, Riverside or any of their affiliates that Dwyer is “controlled” by or under common “control” with TDG Holding Company, TDG Merger Co., RCAF 2000 or Riverside or that any of TDG Holding Company, TDG Merger Co., RCAF 2000, Riverside or any of their affiliates is an “affiliate” of Dwyer within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

     Except as set forth below, the information in the Schedule 13E-3 remains unchanged.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A.

The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS -Recommendation of the Board of Directors,” “SPECIAL FACTORS — Position of the Rollover Stockholders, Riverside, RCAF 2000, TDG Holding Company and TDG Merger Co. as to the Fairness of the Merger,” “SPECIAL FACTORS — Reasons for the Special Committee’s Determination,” “SPECIAL FACTORS — Purpose and Structure of the Merger,” “SPECIAL FACTORS — Alternatives to the Merger,” “SPECIAL FACTORS -Effects of the Merger,” “SPECIAL FACTORS — Advantages and Disadvantages of the Merger” and “SPECIAL FACTORS — Material Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by this reference.

ITEM 16. EXHIBITS

Item 1016 of Regulation M-A.

(a)	The Proxy Statement (incorporated herein by reference as filed by Dwyer)

(b)(1)	Letter, dated April 23, 2003, from Massachusetts Mutual Life Insurance Company to The Riverside Company (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated June 13, 2003)

(b)(2)	Letter, dated May 9, 2003, from Madison Capital Funding LLC to The Riverside Company (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated June 13, 2003)

(c)(1)	Fairness Opinion of William Blair & Company, dated May 10, 2003 (incorporated herein by reference to Exhibit C to the Proxy Statement)

(c)(2)	Materials presented by William Blair to the Dwyer special committee and board of directors on May 10, 2003 (incorporated herein by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3 dated August 1, 2003)

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2003, among The Dwyer Group, Inc., TDG Holding Company and TDG Merger Co. (incorporated herein by reference to Exhibit A to the Proxy Statement)

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(d)(2)	Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders named therein (incorporated herein by reference to Exhibit 99.2 to Dwyer’s Current Report on Form 8-K dated May 11, 2003)

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the Proxy Statement)

(g)	Not applicable.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2003

THE DWYER GROUP, INC

By:	/s/ Dina Dwyer-Owens

Name: Title:	Dina Dwyer-Owens President and Chief Executive Officer

TDG HOLDING COMPANY

By:	/s/ Loren Schlachet

Name: Title:	Loren Schlachet Vice President

TDG MERGER CO.

By:	/s/ Loren Schlachet

Name: Title:	Loren Schlachet Vice President

2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.

By:	Riverside Capital Associates 2000, LLC, its General Partner

By: /s/ Stewart Kohl

Name: Stewart Kohl

Title: Co-Chief Executive Officer

RIVERSIDE CAPITAL ASSOCIATES 2000, LLC

By:	/s/ Stewart Kohl

Name:	Stewart Kohl

Title:	Co-Chief Executive Officer

/s/ Dina Dwyer-Owens

Dina Dwyer-Owens, individually

/s/ Theresa Dwyer Theresa Dwyer, individually

/s/ Darren Dwyer Darren Dwyer, individually

/s/ Robert Tunmire Robert Tunmire, individually

/s/ Thomas J. Buckley Thomas J. Buckley, individually

/s/ Deborah Wright-Hood Deborah Wright-Hood, individually

/s/ Michael Bidwell Michael Bidwell, individually

/s/ Donald J. Dwyer, Jr. Donald J. Dwyer, Jr., individually

/s/ David Bethea David Bethea, individually

/s/ Michael Hawkins Michael Hawkins, individually

/s/ James Johnston, Jr. James Johnston, Jr., individually

DWYER INVESTMENTS, LTD

By: /s/ Theresa Dwyer

Name: Theresa Dwyer Title: Managing Partner